SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 4)*

LL&E Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

502003 10 6
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 17 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
   Robert E. Robotti

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF, OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 1,866,219
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 1,866,219

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,866,219

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.8%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 68,800	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 68,800	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     68,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

14. Type of Reporting Person (See Instructions)
     CO, HC

1. Names of Reporting Persons
   Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 67,500	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 67,500	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    67,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,300
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,300

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,300

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,797,419
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,797,419

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,797,419

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     9.5%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
   Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 1,797,419	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 1,797,419	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,797,419

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    9.5%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
    The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 1,268,895
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 1,268,895

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,268,895

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     6.7%

14. Type of Reporting Person (See Instructions)
     PN

1. Names of Reporting Persons
   Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 528,524	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 528,524	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    528,524

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    2.8%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons
   Benjamin Stein

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 229,764
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 229,764

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    229,764

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.2%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Zachary Sternberg

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 229,764
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 229,764

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    229,764

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.2%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons
    Spruce House Capital LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    Delaware

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 229,764
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 229,764

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    229,764

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.2%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons
    Spruce House Partners LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    Delaware

Number of
Shares   7. Sole Voting Power: -0-
Beneficially
Owned by   8. Shared Voting Power: 229,764
Each
Reporting   9. Sole Dispositive Power: -0-
Person With
                   10. Shared Dispositive Power: 229,764

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    229,764

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.2%

14. Type of Reporting Person (See Instructions)
    PN

This Statement on Schedule 13D Amendment No. 4 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends, as specifically set forth herein, the Initial Statement of Beneficial Ownership on Schedule 13D relating to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"), filed on October 23, 2008 with the Commission as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 thereto, filed with the Commission on February 9, 2009, June 10, 2009 and September 2,2009 respectively (as previously amended, the "Amended Statement"). Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 67,500 Units held by Robotti & Company is $157,264.46 (including brokerage fees and expenses, but not including the purchase price for 3,000 units that were held by a customer and transferred into such customer's discretionary account). All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 1,300 Units held by Robotti Advisors is $3,138.25 (including brokerage fees and expenses). All of the Units beneficially held by Robotti Advisors were paid for using the personal funds of its clients.

The aggregate purchase price of the 1,268,895 Units held by RIC is $1,808,096.14 (including brokerage fees and expenses). All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 528,524 Units held by RI is $800,284.63 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 229,764 Units held by SHP is $131,028.98 (including brokerage fees and expenses). All of the Units beneficially held by SHP were paid for using its working capital.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of December 28, 2009, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)	1,866,219	0	1,866,219	9.83%
ROBT (1)(2)(3)	68,800	0	68,800	**
Robotti & Company (1)(2)	67,500	0	67,500	**
Robotti & Company Advisors(1)(3)	1,300	0	1,300	**
Wasiak (1)(4)(5)	1,797,419	0	1,797,419	9.46%
RMC (1)(4)(5)	1,797,419	0	1,797,419	9.46%
RIC (1)(4)	1,268,895	0	1,268,895	6.68%
RI (1)(5)	528,524	0	528,524	2.78%

Stein (1)(6)	229,764	0	229,764	1.2%
Sternberg (1)(6)	229,764	0	229,764	1.2%
SHC (1)(6)	229,764	0	229,764	1.2%
SHP (1)(6)	229,764	0	229,764	1.2%

*Based on 18,991,304 Units of Beneficial Interest outstanding as of August 25, 2009 as disclosed in the Issuer's Annual Report on Form 10-K, for the year ended December 31, 2008.

** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 67,500 Units owned by the discretionary customers of Robotti & Company.

(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,300 Units owned by the discretionary customers of Robotti Advisors.

(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,268,895 Units owned by RIC.

(5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 528,524 Units owned by RI.

(6) Each of Messrs. Stein and Sternberg and SHC share with SHP the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 229,764 Units owned by SHP.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC, RI, and SHP in the open market.

Transactions in Units Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Units	Buy/Sell	Price Per Unit
SHP	10/30/2009	300	BUY	$0.60
RIC	12/09/2009	5,304	BUY	$0.6265
RI	12/09/2009	2,273	BUY	$0.6265
SHP	12/09/2009	7,578	BUY	$0.6265
RIC	12/10/2009	27,756	BUY	$0.6030
RI	12/10/2009	11,896	BUY	$0.6030
SHP	12/10/2009	39,651	BUY	$0.6030
RIC	12/15/2009	5,614	BUY	$0.6492
RI	12/15/2009	2,407	BUY	$0.6492
SHP	12/15/2009	8,021	BUY	$0.6492
SHP	12/17/2009	2,500	BUY	$0.65
RIC	12/18/2009	6,125	BUY	$0.6433
RI	12/18/2009	2,625	BUY	$0.6433
SHP	12/18/2009	6,250	BUY	$0.6433

(d)   Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Units owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)   Not Applicable.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2009

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Robert E. Robotti	Name: Robert E. Robotti
	Title: President and Treasurer

Robotti & Company, LLC

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: President and Treasurer	Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member	

Ravenswood Investments III, L.P.

Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.	By: Ravenswood Management Company, L.L.C.
Its General Partner	Its General Partner
By: /s/ Robert E. Robotti	By: /s/ Robert E. Robotti
Name: Robert E. Robotti	Name: Robert E. Robotti
Title: Managing Member	Title: Managing Member

Spruce House Capital LLC

/s/ Benjamin Stein
Benjamin Stein

By: /s/ Benjamin Stein	/s/ Zachary Sternberg
Name: Benjamin Stein	Zachary Sternberg
Title: Managing Member	

Spruce House Partners LP

By: Spruce House Capital LLC
Its General Partner

By: /s/ Benjamin Stein
Name: Benjamin Stein
Title: Managing Member